SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  TechAlt, Inc.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                    878314103
                                 (CUSIP Number)


                                   Nathan Low
                        641 Lexington Avenue, 25th floor
                               New York, NY 10022
                                 (212) 421-1616

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 23, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 878314103

                                  SCHEDULE 13D

      1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Nathan Low

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [ ]

            (b)   [X]

      3)    SEC Use Only

      4)    Source of Funds (See Instructions): OO, PF (See Item 3)

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

      (6)   Citizenship or Place of Organization: United States of America

Number of            (7)   Sole Voting Power: 676,000
Shares
Beneficially         (8)   Shared Voting Power: 0
Owned by Each
Reporting            (9)   Sole Dispositive Power: 676,000
Person With

      (10)  Shared Dispositive Power: 0

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            676,000(1)

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

      13)   Percent of Class Represented by Amount in Row (11): 5%

      14)   Type of Reporting Person (See Instructions): IN

(1) Excludes 200,000 shares of Series A Preferred Stock (convertible into 400,000 shares of TechAlt's common stock) currently held by Nathan Low Roth IRA, an individual retirement account for which Mr. Low makes all of the investment and voting decisions. Nathan Low Roth IRA also holds a warrant to purchase 400,000 shares of common stock of TechAlt, exercise price of $1.00 per share. Mr. Low also holds a warrant to purchase 601,250 shares of common stock of TechAlt, exercise price of $.50 per share.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 par value per share (the "Common Stock"), of TechAlt, Inc., a Nevada corporation (the "Company"), with its principal executive offices located at 3311 N. Kennicott Ave., Suite A, Arlington Heights, IL 60004.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by Nathan Low ("Mr. Low"), a citizen of United State of America. Mr. Low has a business address of 641 Lexington Avenue, 25th floor, New York, NY 10022.

Mr. Low has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities covered by this statement were acquired by Mr. Low at the direction of Sunrise Securities Corp., the investment bank of which Mr. Low is President in connection with investment banking services provided by Sunrise.

The securities of TechAlt held by Nathan Low Roth IRA were acquired in connection with the Company's recent Series A Preferred and Warrant financing.

ITEM 4. PURPOSE OF TRANSACTION.

The Nathan A. Low Roth IRA and Nathan A. Low acquired the Common Stock and securities exercisable for Common Stock for investment purposes only.

Neither the Nathan A. Low Roth IRA nor Nathan A. Low have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 23, 2005, Mr. Low is the record and beneficial owner of 676,000 shares of Common Stock.(1) This number represents 5% of the issued and outstanding shares of Common Stock, based on 13,067,719 shares issued and outstanding as of.

      (1) Excludes 200,000 shares of Series A Preferred Stock (convertible into 400,000 shares of TechAlt's common stock) currently held by Nathan Low Roth IRA, an individual retirement account for which Mr. Low makes all of the investment and voting decisions. Nathan Low Roth IRA also holds a warrant to purchase 400,000 shares of common stock of TechAlt, exercise price of $1.00 per share.

(b) Mr. Low has the sole power to vote or to direct the vote of the 676,000 shares of Common Stock held by him and has the sole power to dispose or to direct the disposition of 676,000 shares of Common Stock held by him.

(c) Transactions during the past 60 days: N/A except as provided in Item 5(a) above.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:    March 2, 2005






By:  /s/ Nathan Low
     --------------
     Nathan Low